Exhibit 1

ECtel Schedules Second Quarter Results Release for Wednesday,
August 5th, 2009

Management to host conference call later the same day

ROSH HA’AYIN, Israel – July 8, 2009 – ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Management™ (IRM™) solutions, today announced that it will be releasing its Second Quarter 2009 Financial Results on Wednesday, August 5th, 2009.

The company will host a teleconference to discuss the results later that same day, at 10:00am Eastern Time (9:00 am Central Time, 7:00 am Pacific Time, and 5:00 pm Israel Time).

Mr. Itzik Weinstein, President & CEO and Mr. Mickey Neumann, Senior Vice President & CFO, will co-host the call. To participate, please dial one of the following numbers, and request ECtel’s Second Quarter 2009 Earnings Results Conference call:

From the United States:	1-888-668-9141
From Israel:	03-918-0609
From the United Kingdom:	0-800-917-5108
All other international callers:	+972-3-918-0609

A Webcast replay of the earnings call will be available after the call on the Company's web site at: www.ectel.com

ECtel’s management looks forward to your participation.

About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management™ (IRM™) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990 ECtel maintains offices and presence in the Americas, Europe and Asia. For more information, visit www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, ,the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:

ECtel Ltd.
Michael Neumann
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: mickeyne@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

IR Contacts:

Ehud Helft \ Kenny Green
GK Investor Relations
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com